FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a- 16 or 15d- 16 of
the Securities Exchange Act of 1934
For the month of January 2009
CGG-Veritas
Tour Maine Montparnasse — 33 Avenue du Maine – BP 191 — 75755 PARIS CEDEX 15 (address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

CGGVeritas Announces Two Major Ocean Bottom Cable
Contract Awards
(ISIN : 0000120164 – NYSE : CGV)
PARIS, France – January 11, 2010
CGGVeritas announced today that ARGAS, its Saudi Arabian joint venture owned 49% by CGGVeritas and 51% by TAQA, has been awarded two major Ocean Bottom Cable (OBC) 3D data acquisition contracts by Saudi Aramco. The two contracts have a combined value of around $375 million.
The first project is scheduled to start in June 2010 and operate for a period of 18 months while the second is scheduled to run from October 2010 for a period of 24 months; each contract respectively has an 18- and 24-month optional extension period.
The projects will cover an initial 6,000 sq km over the next three years and require operational expertise working in complex environments, such as producing oil fields and busy shipping lanes within the Saudi waters of the Gulf with depths ranging from 20 to 60 meters.
ARGAS will mobilize two fully independent OBC crews equipped with the latest Sercel SeaRay 4C equipment and recording systems. These fully offshore operations will be managed through a fleet of vessels equipped with CGGVeritas deployment and positioning systems geared to operate in such environments.
According to Robert Brunck, Chairman and CEO of CGGVeritas: “We are very pleased that Saudi Aramco is continuing its long-term relationship with CGGVeritas through this new award to our ARGAS joint venture with TAQA. These two major OBC surveys follow on from the successful completion by ARGAS of offshore projects for Saudi Aramco in 2009 which already covered close to 12,000 sq km in the Gulf. They also confirm the position of CGGVeritas as a worldwide leader in OBC acquisition.”
About CGGVeritas
CGGVeritas (www.cggveritas.com) is a leading international pure-play geophysical company delivering a wide range of technologies, services and equipment through Sercel, to its broad base of customers mainly throughout the global oil and gas industry.
CGGVeritas is listed on the Euronext Paris (ISIN: 0000120164) and the New York Stock Exchange (in the form of American Depositary Shares, NYSE: CGV).

Investor Relations Contacts
Paris:	Houston:
Christophe Barnini	Hovey Cox
Tel: +33 1 64 47 38 10	Tel: +1 (832) 351-8821
E-Mail: invrelparis@cggveritas.com	E-Mail: invrelhouston@cggveritas.com

THIS FORM 6-K REPORT IS HEREBY INCORPORATED BY REFERENCE INTO THE PROSPECTUS CONTAINED IN CGG VERITAS’ REGISTRATION STATEMENT ON FORM S-8 (REGISTRATION STATEMENT NO. 333-150384) AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.
SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, Compagnie Générale de Géophysique — Veritas has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: January 11th, 2010	By/s/Gerard CHAMBOVET
Gerard CHAMBOVET
Senior EVP Corporate